UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE No. 33.300.272.909

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 14th, 2023

1.               Date, Time and Place: Held on July 14th, 2023, at 11:00 a.m. (BRT), exclusively online, in accordance with CVM Resolution No. 81, of March 29th, 2022, as amended ("CVM Resolution 81"), through the digital platform Ten Meetings ("Digital Platform"), considered, therefore, as held at the registered office of SENDAS DISTRIBUIDORA S.A. (“Company”), located at Avenida Ayrton Senna, No. 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code (CEP) 22775-005, in the city Rio de Janeiro, State of Rio de Janeiro.

2.               Call Notice and Publications: First Call Notice was published in accordance with Article 124 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law"), on June 14, 15 and 16, 2023 in the newspaper "O Estado de São Paulo", pages B12, B11 and B9, respectively, and it was simultaneous disclosed on the website of the same newspaper, pursuant to Article 289, I, of Brazilian Corporate Law. The documents required by CVM Resolution 81 and CVM Resolution No. 80 of March 29, 2022, as amended ("CVM Resolution 80") were made available online to the market on June 14, 2023.

3.               Quorum: Shareholders of the Company holding 998,005,388 (nine hundred and ninety-eight million, five thousand, three hundred and eighty-eight) common, registered, book-entry shares without par value issued by the Company, representing approximately 73.9% of the total share capital and with voting rights, as verified (i) by the consolidated summary of the distance voting statement, consolidating the remote votes, disclosed on July 13, 2023 by the Company, pursuant to article 48, paragraph 3, of CVM Resolution 81; and (ii) by the attendance recorded through the digital platform, pursuant to article 47, item III, of CVM Resolution 81.

4.               Presiding Table: The meeting was presided by Ms. Daniela Sabbag Papa, Chief Administrative and Financial Officer of the Company, pursuant to article 8 of the Company's Bylaws, and Ms. Tamara Rafiq Nahuz was appointed to act as secretary.

5.               Presentation of Documents: (i) reading of the documents related to the matters to be resolved at this Meeting was dismissed, as they were made available to the shareholders: (a) at the Company's registered office; and (b) on the Investor Relations websites of the Company, B3 - Brasil, Bolsa, Balcão S.A. and the Brazilian Securities and Exchange Commission, in compliance with the provisions of article 124, paragraph 6, of the Brazilian Corporate Law; and (ii) reading of the consolidated summary of distance voting was dismissed, as such document was disclosed to the market by the Company on July 13, 2023, pursuant to article 48, paragraph 3, of CVM Resolution 81, and it is available, at the Company's registered office, for consultation by the shareholders attending this Meeting, pursuant to article 48, paragraph 4, of CVM Resolution 81.

6.               Agenda: To resolve on the following matters (i) re-ratification of the aggregate compensation of the Company’s managers for the fiscal year ended on December 31, 2022; and (ii) establishment of the aggregate compensation of the Company’s managers for the fiscal year ending on December 31, 2023.

7.               Preliminary Procedures: Prior to opening the Meeting, the President of the Meeting and the Secretary provided detailed information on the use of the digital platform for remote attendance made available by the Company and on the form of manifestation and vote of the shareholders who are remotely attending the Meeting, as well as informed that: (i) the Meeting's discussions would be recorded, and the footage will be archived at the Company's registered office, pursuant to article 30, paragraph 1, of CVM Resolution 81; and (ii) the digital platform for remote attendance in the Meeting allowed shareholders to listen to the manifestations of all other shareholders and address the members of the Presiding Table and other participants of the Meeting, thereby allowing communication between shareholders. The Presiding Table asked whether any of the shareholders participating through the digital platform had submitted a vote by sending a remote voting form ("Remote Voting Form") and would like to change their vote at this Meeting, in order for the guidelines received through the Remote Voting Form to be disregarded, as provided for in article 28, paragraph 2, item II of CVM Resolution 81.

8.               Deliberations: After confirming the quorum for the initiation of the Meeting, it was unanimously approved by those present, the drawing up of these minutes in the form of a summary of the facts that occurred, as provided for in article 130, paragraph 1, of the Brazilian Corporate Law, and the publication of the minutes of the Meeting without the signatures of the shareholders was unanimously approved, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law. The matters of the agenda were discussed and voted on, and the following deliberations were taken, according to the voting statement in Exhibit I, which, for all purposes, shall be considered an integral part of these minutes:

8.1.           To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the re-ratification of the aggregate compensation of the Company’s managers for the fiscal year ended on December 31, 2022, under the terms of the Management Proposal, which will be R$ 95,538,288.00, without considering social contribution taxes, and

8.2.           To approve, by the majority of votes of the shareholders holding the Company's common shares attending the Meeting, according to the voting statement in Exhibit I to these minutes, the establishment of the aggregate compensation of the Company’s managers for the fiscal year ending on December 31, 2023, under the terms of the Management Proposal, in the total amount of R$ 70,595,557.00.

Closing: In compliance with articles 22, paragraph 5 and 33, paragraph 4 of CVM Resolution 80, the total number of approvals, rejections and abstentions recorded in the voting of each item of the agenda is indicated in Exhibit I to these minutes, which, for all purposes, shall be considered as an integral part of these minutes. As there were no further items to discuss, and as none of those present requested to speak, the meeting was adjourned, and these minutes were drawn up in summary form. The following shareholders are considered in attendance as they (i) exercised their voting rights by means of remote voting forms, pursuant to article 47, II, of CVM Resolution 81, or (ii) registered their participation in a digital platform for remote attendance, pursuant to article 47, III, of CVM Resolution 81:

Represented by Bruno Pinheiro Lima Rapparini Soares:

DYNAMO BRASIL I LLC, DYNAMO BRASIL III LLC, DYNAMO BRASIL IX LLC, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL XIV LLC, DYNAMO BRASIL XV LP.

Represented by Christiano Marques de Godoy:

AMSELECT - ROBECO GLOBAL EQUITY EMERGING, AMUNDI ESG GLOBAL LOW CARBON FUND, AMUNDI FUNDS, AMUNDI INDEX SOLUTIONS, BESTINFOND, F.I., BESTINVER BESTVALUE, F.I., BESTINVER EMPLEO II, F.P., BESTINVER GLOBAL, F.P., BESTINVER HEDGE VALUE FUND, F.I.L., BESTINVER INTERNACIONAL , F.I., BESTINVER MIXTO, FI, BESTINVER PLAN MIXTO, F.P., BESTINVER SICAV BESTINVER BESTINFUND, BESTINVER SICAV BESTINVER INTERNATIONAL, FP CARMIGNAC EMERGING DISCOVERY, GEMEQUITY, INDIA ACORN ICAV ASHOKA WHITEOAK EMERGING MARKETS EQUITY EX INDIA FUND, IT NOW IBOVESPA FUNDO DE ÍNDICE, IT NOW IGCT FUNDO DE INDICE, IT NOW ISE FUNDO DE INDICE, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, ITAÚ AÇÕES DIVIDENDOS FI, ITAU CAIXA ACOES FI, ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAU GOVERNANCA CORPORATIVA ACOES FI, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAU INDEX ACOES IBRX FI, ITAÚ PREVIDÊNCIA IBRX FIA, ITAÚ QUANTAMENTAL GEMS MASTER AÇÕES FUNDO DE INVESTIMENTO, ITAÚ SNIPER FIA, JPMORGAN CHASE BANK, LCL ACTIONS EMERGENTS, M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, M&G FUNDS 1 GSAM GLOBAL EMERGING MARKETS EQUITY FUND, MONEDA LUXEMBOURG SICAV - LATIN AMERICA EQUITIES FD, MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND, MOST DIVERSIFIED PORTFOLIO SICAV, PRIVILEDGE, QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS.

Represented by Eduardo Costa Souza:

BTG PACTUAL ABSOLUTO FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO, BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE A, BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO DE AÇÕES, BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, BTG PACTUAL ABSOLUTO LS MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO MUL, BTG PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO DE AÇÕES, BTG PACTUAL ARF EQUITIES BRASIL FUNDO DE INVESTIMENTO DE AÇÕES INVES, BTG PACTUAL DIVIDENDOS MASTER FUNDO DE INVESTIMENTO, BTG PACTUAL ESG FUNDO DE ÍNDICE S&P/B3 BRAZIL ESG, BTG PACTUAL IBOVESPA B3 FUNDO DE ÍNDICE, BTG PACTUAL REFERENCE ABSOLUTO FUNDO MÚTUO DE PRIVATIZAÇÃO DO FGTS ?, BTG PACTUAL REFERENCE ABSOLUTO MODERADO FUNDO MÚTUO DE PRIVATIZAÇÃO, BTG PACTUAL REFERENCE ABSOLUTO MODERADO FUNDO MÚTUO DE PRIVATIZAÇÃO, FUNDO DE INVESTIMENTO DE AÇÕES AMIS.

Represented by Sergio Lisa De Figueiredo:

Evolve Master Fundo de Investimento em Ações, IMP Diamond FIM.

Shareholders who voted by remote vote form:

1895 FONDS FGR, A. D BUSINESS TRUST ALLIANCEBERNSTEIN F. I. SMALL CAP SERIES, AB FCP II - EMERGING MARKETS VALUE PORTFOLIO, ABERDEEN GLOBAL EQUITY FUND, ABERDEEN INTERNATIONAL EQUITY FUND, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABERDEEN LATIN AMERICAN EQUITY FUND, ABERDEEN STANDARD EMERGING OPPORTUNITIES FUND, ABERDEEN STANDARD SICAV I - E M S AND R I EQUITY FUND, ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, ABS DIRECT EQUITY FUND LLC, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND,

ACACIA CONSERVATION FUND, LP, ACACIA II PARTNERS, LP, ACACIA INSTITUTIONAL PARTNERS, LP, ACACIA PARTNERS, LP, ADASINA SOCIAL JUSTICE ALL CAP GLOBAL ETF, AEGON CUSTODY BV, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ALLAN GRAY ORBIS BALANCED FUND, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMERICAN CENTURY RETIREMENT DATE TRUST, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING M S C F, AMERICAN HEART ASSOCIATION, INC., ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARIZONA PSPRS TRUST, ASCENSION ALPHA FUND, LLC, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA LIFE PENSIONS UK LIMITED, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BARTHE HOLDINGS LLC, BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASIAN DRAGON FUND, INC., BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK BALANCED CAPITAL FUND, INC., BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II, BLACKROCK EMERGING MARKETS COLLECTIVE FUND, BLACKROCK EMERGING MARKETS EX-CHINA FUND OF BLACKROCK FUNDS, BLACKROCK EMERGING MARKETS FUND, INC., BLACKROCK FUNDS I ICAV, BLACKROCK GLOBAL FUNDS, BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE, BLACKROCK GLOBAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK INTERNATIONAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, BLK MAGI FUND, BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BORDER TO COAST GLOBAL EQUITY ALPHA FUND, BOSTON PARTNERS EMERGING MARKETS FUND, BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND, BRANDES EMERGING MARKETS VALUE FUND, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BRASIL WA FIA, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC HEALTH EAST CONSOLIDATED MASTER RETIREMENT TRUST, CDN ACWI ALPHA TILTS FUND, CENTRAL PROVIDENT FUND

BOARD, CHALLENGE FUNDS, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CHARLES RIVER FUNDO DE INVESTIMENTO DE AÇÕES, CHEVRON UK PENSION PLAN, CIBC EMERGING MARKETS EQUITY INDEX ETF, CIBC EMERGING MARKETS INDEX FUND, CIFM GLOBAL EMERGING MARKETS FUND, CITI RETIREMENT SAVINGS PLAN, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COLUMBIA EMERGING MARKETS EQUITY PRIVATE (MASTER) FUND, COLUMBIA EMERGING MARKETS FUND, COLUMBIA GLOBAL OPPORTUNITIES FUND, COLUMBIA TRUST EMERGING MARKETS EQUITY FUND, COLUMBIA TRUST EMERGING MARKETS OPPORTUNITY FUND, COLUMBIA VARIABLE PORTFOLIO -EMERGING MARKETS FUND, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN, COMMONWEALTH BANK GROUP SUPER, COMMONWEALTH GLOBAL SHARE FUND 16, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR FOR WLD LOW VOL S-M C E F, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, DELA DEPOSITARY ASSET MANAGEMENT B.V., DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DUO SHARP FUNDO DE INVESTIMENTO DE AÇÕES, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN, EASTSPRING COLLECTIVE INVESTMENT TRUST, EASTSPRING INVESTMENTS, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS EQUITY FUND, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY SELECT ETF, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS STOCK COMMON TRUST FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, ESKOM PENSION AND PROVIDENT FUND, EUROPEAN CENTRAL BANK, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX

QUALIFIED NUCLEAR DECOMM PAR, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVEST TRUST LATIN AMERICA FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST BICK INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIS GROUP COLLECTIVE INVESTMENT TRUST, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, FP FOF SHARP EQUITY VALUE INSTITUCIONAL FUNDO DE INVESTIMENTO DE AÇÕES, FP RUSSEL INV ICVC - FP RUSSEL INV INT GROWTH ASSETS FUND, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FRG FUNDO DE INVESTIMENTO EM AÇÕES SHARP, FUNDAMENTAL LOW V I E M EQUITY, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GEORGE LUCAS FAMILY FOUNDATION, GLOBAL ALPHA TILTS FUND A, GLOBAL ALPHA TILTS FUND B, GLOBAL EMERGING MARKETS BALANCE PORTFOLIO, GLOBAL IMPACT COLLECTIVE FUND B, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E MARKETS EQ PORTFOLIO, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST GOLD. SACHS EM MKT EQ F, GOVERNMENT OF SINGAPORE, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, H.E.S.T. AUSTRALIA LIMITED, HARRIS FAMILY FOUNDATION, HOOSIC RIVER CAPITAL DEVELOPING WORLD LP, HOSTPLUS POOLED SUPERANNUATION TRUST, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IBM 401 (K) PLUS PLAN, ICATU HARTFORD APOS, IMCO EMERGING MARKETS PUBLIC EQUITY LP, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, INTERNATIONAL EQUITIES B UNIT TRUST, INTERNATIONAL EQUITY FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI

TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ITAÚ NAVI LONG SHORT PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO, IU WA CORPORATE RV 25 FIM, IVESCO FTSE RAFI EMERGING MARKETS ETF, JANA EMERGING MARKETS SHARE TRUST, JJSP FUND III MULTIMERCA, JNL EMERGING MARKETS INDEX FUND, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN EMERGING MARKETS EQUITY CORE ETF, JPMORGAN FUNDS, KAIROS MACRO MASTER FIM, KAPITALFORENINGEN DANSKE INVEST INSTITUTIONAL AFDE, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LASCC FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO INVESTIMENTO , LEGAL GENERAL CCF, LEGAL GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LGIASUPER TRUSTEE, LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LM VALUATION FIA, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MANAGED PENSION FUNDS LIMITED, MAPLE-BROWN ABBOTT GLOBAL EMERGING MARKETS EQUITY, MBB PUBLIC MARKETS I LLC, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, MERRILL LYNCH INVESTMENT MANAGERS LIMITED, METLIFE FIA, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, MFS INTERNATIONAL NEW DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND, MI

SOMERSET GLOBAL EMERGING MARKETS FUND, MINISTRY OF ECONOMY AND FINANCE, MIRABAUD - EQUITIES GLOBAL EMERGING MARKETS, MOBIUS LIFE LIMITED, MOMENTUM GLOBAL FUNDS, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EQUITY INDEX FUND B - BRAZIL, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST, MULTIPREV FIA, NAT WEST BK PLC AS TR OF ST JAMES PL EMER MKTS UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL EMPLOYMENT SAVINGS TRUST, NAVI A PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES MASTER, NAVI COMPASS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI CRUISE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI FENDER MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI LONG BIASED MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG BIASED MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, NAVI LONG SHORT PREVIDÊNCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO CP, NAVI LONG SHORT XP SEGUROS PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERC, NEI NORTHWEST EMERGING MARKETS FUND, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE COMMON RETIREMENT FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, NUVEEN MULTI-ASSET INCOME FUND, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, ONTARIO TEACHERS PENSION PLAN BOARD, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND LIMITED, ORBIS GLOBAL EQUITY LE FUND (AUSTRALIA REGISTERED), ORBIS INSTITUTIONAL GLOBAL EQUITY L.P., ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P., ORBIS INTERNATIONAL EQUITY L.P., ORBIS OEIC - GLOBAL BALANCED FUND, ORBIS OEIC - GLOBAL EQUITY FUND, ORBIS OEIC GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL BALANCED FUND, ORBIS SICAV GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL EQUITY FUND, ORBIS SICAV INTERNATIONAL EQUITY FUND, PACE INT

EMERG MARK EQUITY INVESTMENTS, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PARADICE GLOBAL SMALL CAP FUND, PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS, POOL REINSURANCE COMPANY LIMITED, POPLAR DELAWARE BRAZIL I LLC, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PRINCIPAL INTERNATIONAL EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC SECTOR PENSION INVESTMENT BOARD, PUTNAM EMERGING MARKETS SMALL CAP EQUITY FUND, LP, QSUPER, REDWHEEL INTERNATIONAL EQUITY MASTER FUND LIMITED, ROBECO CAPITAL GROWTH FUNDS, ROBECO EMERGING MARKETS EQUITIES CIT, ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSELL GLOBAL OPPORTUNITIES FUND, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., RWC EMERGING MARKETS EQUITY MASTER FUND LIMITED, RWC FUNDS - RWC GLOBAL EMERGING MARKETS FUND, RWC GLOBAL EMERGING EQUITY FUND, SANFORD C.BERNSTEIN FUND, INC., SANTANDER SICAV, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCC FUNDO DE INVESTIMENTO MULTIMERCADO, SCHRODER INTERNATIONAL SELECTION FUND, SCHWAB EMERGING MARKETS EQUITY ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, SEI INST INT TRUST EM MKTS EQUITY FUND, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, SERPROS FUNDO DE INVESTIMENTO EM AÇÕES KENOBI, SHARP ARPOADOR IBRX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, SHARP CONTINENTE FUNDO DE INVESTIMENTO EM AÇÕES, SHARP EQUITY VALUE INSTITUCIONAL FIA, SHARP EQUITY VALUE INSTITUCIONAL II FUNDO DE INVESTIMENTO DE AÇÕES, SHARP EQUITY VALUE MASTER FUNDO DE INVESTIMENTO DE AÇÕES, SHARP EQUITY VALUE PREVIDÊNCIA A MASTER FUNDO DE INVESTIMENTO EM AÇÕES, SHARP EQUITY VALUE PREVIDENCIA MASTER FIM, SHARP EQUITY VALUE PREVIDÊNCIA MASTER II FIM, SHARP EQUITY VALUE PREVIDÊNCIA MASTER III FUNDO DE INVESTIMENTO DE AÇÕ, SHARP ESTRATÉGIA STB FUNDO DE INVESTIMENTO MULTIMERCADO, SHARP IBOVESPA ATIVO A MASTER FIA, SHARP IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO DE AÇÕES, SHARP IBRX ATIVO BB FUNDO DE INVESTIMENTO EM ACOES, SHARP LONG BIASED MASTER FUNDO DE INVESTIMENTO DE AÇÕES, SHARP LONG SHORT 2X MASTER FUNDO DE INVESTIMENTO

MULTIMERCADO, SHARP LONG SHORT FUNDO DE INVESTIMENTO MULTIMERCADO, SHARP MULTIMANAGER BBDC FIM, SHARP VALOR PERNAMBUCO FUNDO DE INVESTIMENTO EM AÇÕES, SHELL FOUNDATION, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SKAGEN KON-TIKI VERDIPAPIRFOND, SOMERSET GLOBAL EMERGING MARKETS FUND LLC, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARINVEST SICAV, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR SP EMERGING MARKETS FUND, SPP AKTIEINDEXFOND GLOBAL, SPP EMERGING MARKETS PLUS, SPP EMERGING MARKETS SRI, SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STANLIB FUNDS LIMITED, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STICHITING BLUE SKY ACT EQ EM MK GL FUND, STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS PGB, STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, STICHTING SHELL PENSIOENFONDS, STOREBRAND SICAV, STRIVE EMERGING MARKETS EX-CHINA ETF, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SUNSUPER SUPERANNUATION FUND, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, TEXAS PERMANENT SCHOOL FUND CORPORATION, TFL TRUSTEE COMPANY LIMITED, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE CIVIL SERVICE SUPERANNUATION FUND, THE COCA COLA MASTER RETIREMENT TRUST, THE EMERGING M.S. OF THE DFA I.T.CO., THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR

MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MONETARY AUTHORITY OF SINGAPORE, THE MULTIPLE ASSETS INVESTMENT COMPANY, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE SHELL CONTRIBUTORY PENSION FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND, THREADNEEDLE (LUX), THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, THREADNEEDLE SPECIALIST INV F ICVC - GL EM M E FUND, THREAFNEEDLE PENSIONS LIMITED, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TM RWC GLOBAL EMERGING MARKETS FUND, TOBAM EMERGING MARKETS FUND, TORK LONG ONLY INSTITUCIONAL MASTER FIA, TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES, TORK MASTER FIA, TORK MASTER FUNDO DE INVESTIMENTO EM AýÝES III, TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRINITY COLLEGE CAMBRIDGE, TRINITY HEALTH CORPORATION, TRINITY HEALTH PENSION PLAN, TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO), TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS UNC FUND A SUB FUND OF TT INT FUNDS PLC, TT SUSTAINABLE EM EQUITY FUND, A SUB FUND OF TT IN, TYLER FINANCE LLC, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, UPS GROUP TRUST, UTAH STATE RETIREMENT SYSTEMS, UTIMCO SP II LLC, VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VIA AM SICAV, VICTORIAN FUNDS MAN C A T F V E M T, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA

MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME FUND, WA EMPRESARIAL FIA, WA IBOVESPA ATIVO FIA, WA LONG & SHORT MACRO FIM, WA PREV IBRX ALPHA MASTER, WA PREV IBRX ATIVO ACOES, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES RETIREMENT PLAN, WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO, WISDOMTREE EMERGING MARKETS EX-CHINA FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND, WISHBONE DELAWARE BRAZIL I, LLC, WM POOL - EQUITIES TRUST NO 74, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ZURICH FINANCIAL SERVICES UK PENSION SCHEME.

Rio de Janeiro/RJ, July 14th, 2023.

Daniela Sabbag Papa	Tamara Rafiq Nahuz
President	Secretary

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE No. 33.300.272.909

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 14th, 2023

EXHIBIT I

FINAL SUMMARY VOTING STATEMENT

Matter No.	Description of the Matter	APPROVALS	REJECTIONS	ABSTENTIONS
1	Re-ratification of the aggregate compensation of the Company’s managers for the fiscal year ended on December 31, 2022	894,102,207	96,310,966	7,592,215
2	Establishment of the aggregate compensation of the Company’s managers for the fiscal year ending on December 31, 2023	887,056.247	103,332,226	7,616,915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.